BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Companhia”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders that, as of February 3, 2025, Banco Bradesco S.A. (“Bradesco”) will become the depository institution for the book-entry shares issued by the Company (“Bookkeeper”), replacing Itaú Corretora de Valores S.A. (“Itaú”). Thus, as from that date, the service to shareholders with shares held in a bookentry environment will be carried out through the Bradesco banking branches network, distributed throughout the Brazilian territory.

Shareholders with shares in custody at B3 S.A. – Brasil, Bolsa, Balcão will continue to be served by their respective securities brokers and/or custody agents, with no disruption in trading with the Company's shares.

Due to the migration process, there will be a suspension of shareholder services from January 27, 2025 to January 31, 2025, as regards to the following procedures: (i) position inquirers; (ii) transfers of shares outside the stock exchange; (iii) custody transfer; (iv) registration update; (v) recording of liens; (vi) payment of any pending events, among others.

Share transfer orders (custody shift) in which the blocking orders have been made by Itaú, without the respective deposit having taken place, will be transferred to Bradesco and the blockages will remain valid until the respective due date.

The change of the Bookkeeper will not affect in the rights pertaining to the Company’s shares, including remuneration on capital and/or dividends. Likewise, any payments made will be credited to the banking account previously indicated by each shareholder.

São Paulo, January 27, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer